Filed by Great Elm Capital Corp.
pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Full Circle Capital Corporation
Commission File No. 814-00809

Proposed Merger with Full Circle Capital October 2016 © 2016 Great Elm Capital Corp.

Legal Notices and Disclaimers © 2016 Great Elm Capital Corp. 2 A proxy statement-prospectus has been mailed to stockholders of Full Circle Capital Corporation (“Full Circle”) as of the close of business on September 15, 2016, the record date for a special meeting of Full Circle stockholders to vote on, among other things, a proposal to approve the merger of Full Circle with and into Great Elm Capital Corp. (“GECC”). The proxy statement-prospectus as supplemented contains important information about the proposed merger, Full Circle and GECC, and stockholders are urged to read the proxy statement-prospectus carefully in its entirety. Full Circle stockholders are advised to carefully consider the investment objectives, risks, charges and expenses of GECC before voting on the proposed merger. The proxy statement-prospectus dated September 28, 2016, together with the accompanying supplement to the proxy statement-prospectus dated September 30, 2016, and any further supplements thereto, contains this and other information about GECC and should be read carefully before voting. A registration statement relating to the shares of GECC common stock has been filed with the SEC and became effective on September 27, 2016. The offering will be made only by means of the proxy statement-prospectus which is a part of the effective registration statement. A copy of the final proxy statement-prospectus as well as any supplements that may be obtained from GECC by contacting Full Circle’s information agent for the offering, the Broadridge Proxy Service Center at (855) 601-2245. This presentation shall not constitute an offer to sell or the solicitation of an offer to buy our securities, nor shall there be any offer or sale of our securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This presentation does not constitute an offer to sell or a solicitation of an offer to buy interests in any investment vehicle managed or sub-advised by MAST Capital Management, LLC (“MAST”). An offer or solicitation will be made only through the applicable fund documents and will be subject to the terms and conditions contained therein. In the case of any inconsistency between this presentation and the fund documents, the terms of the fund documents shall control. Full Circle, MAST and Great Elm Capital Group, Inc. (“Great Elm”) and their respective directors and their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under federal securities rules and regulations. Information about the directors and executive officers of Full Circle is contained in the proxy statement-prospectus. Information about the directors and executive officers of Great Elm is contained in its proxy statement for a special meeting of stockholders, which was filed with the SEC on April 21, 2016. Information about the members, managers, officers and employees of MAST that may be engaged in the solicitations is contained in the proxy statement-prospectus. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are also included in the proxy statement-prospectus. Certain statements in this communication regarding the proposed merger and the business of the combined company including statements regarding the expected timetable for completing the merger, benefits of the transaction, statements regarding the combined company, its investment plans, policies and expected results and any other statements regarding Full Circle’s, MAST’s, Great Elm’s and the combined company’s expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are "forward-looking" statements within the meaning of the federal securities laws. These statements are often, but not always, made through the use of words or phrases such as "believe," "expect," "anticipate," "should," "planned," "will," "may," "intend," "estimated," "aim," "target," "opportunity," "tentative," "positioning," "designed," "create," "seek," "would," "could", "potential," "continue," "ongoing," "upside," "increases," and "potential," and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the merger; the risk that a condition to closing the merger may not be satisfied; the failure to receive, on a timely basis or otherwise, the required approvals by Full Circle and Full Circle's stockholders, governmental or regulatory agencies and third parties; the combined company’s ability to achieve the synergies, recurring net investment income and value creation contemplated by the proposed merger); uncertainty as to whether the combined company will be able to perform as well as funds managed by MAST; uncertainty as to the integration, prospects, dividends and investment performance of the combined company (including uncertainty relating to the potential prospects and investment performance of the assets comprising the initial GECC portfolio; the ability of each company to retain its senior executives and maintain relationships with business partners pending consummation of the merger; the impact of legislative, regulatory and competitive changes; and the diversion of management time on transaction-related issues. There can be no assurance that the merger will in fact be consummated. Additional information concerning these and other factors can be found in GECC’s registration statement and proxy statement-prospectus as well as in Full Circle’s and GECC’s respective filings with the SEC. Each of Full Circle, MAST, Great Elm and GECC assume no obligation to, and expressly disclaim any duty to, update any forward-looking statements contained in this document or to conform prior statements to actual results or revised expectations except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Any comparisons to an index or benchmark are provided solely as a convenience to investors. Indices have been selected based on asset classes and other relevant factors. GECC is not intended to track any index and may hold positions which are not contained within the index shown. The volatility and risk associated with an investment in GECC may differ materially from the volatility and risk associated with an investment in such index. High yield fixed income and equity securities are considered highly speculative asset classes. All investments involve risk, including the potential loss of principal. No assurances can be made as to the returns experienced by GECC. There can be no guarantee that the investments made by GECC match the projected returns. Past performance is no guarantee of future results. In the case of any inconsistency between the description of terms in this presentation and the proxy statement-prospectus to be filed by GECC, the proxy statement-prospectus shall control.

Table of Contents © 2016 Great Elm Capital Corp. 3 Background on the Merger Slides 4 - 10 Alignment of Interest Slides 11 - 14 About MAST Capital Management, LLC Slides 15 - 18 About the Go-Forward Investment Strategy Slides 19 - 21 About Avanti Communications Group plc Slides 22 - 25 Benefits of the Merger Slides 26 – 29 Endnotes Slide 30

© 2016 Great Elm Capital Corp. 4 Background on the Merger

5 The Merger © 2016 Great Elm Capital Corp. On June 23, 2016, Full Circle Capital Corp. (“Full Circle”) announced its intent to merge with and into Great Elm Capital Corp. (“GECC”), a newly formed entity with approximately $120 million in net assets (“Contributed Assets”), formed by funds (the “MAST Funds”) managed by MAST Capital Management, LLC (“MAST”) and Great Elm Capital Group, Inc. (“Great Elm”) GECC, which will be the surviving entity, has elected to be regulated as a business development company (“BDC”) and applied for listing on NASDAQ under the symbol “GECC”

6 Transaction Highlights1 © 2016 Great Elm Capital Corp. Enhanced Scale: the transaction more than doubles current net assets of Full Circle from approximately $81 million to over $190 million2 Confirmed NAV: the transaction values Full Circle’s common stock at 100% of net asset value (“NAV”) as of the measurement date Special Distribution: the share for share exchange net of the estimated $0.24 per share special cash distribution to Full Circle stockholders. This distribution is expected to be paid shortly after the merger becomes effective and represented 9.0% of the September 27, 2016 closing stock price of $2.66 Post Closing Support: up to $15 million 10b5-1 share repurchase program implemented if GECC shares trade below 90% of NAV (subject to certain limitations, see slide 13) Experienced New Manager: 14 year institutional track record in special situations and proprietary private debt opportunities focused on: Investing in instruments trading in the secondary market that offer interest income plus capital appreciation potential; Capitalizing on the opportunity to source middle-market value credit opportunities; Providing growth capital; and Opportunistically originating custom financings Stable Base Distribution with Upside: Pro forma net investment income (“NII”) annual cash distribution yield targeted at 9% of NAV3 Interests Aligned: Great Elm (NASDAQ: GEC), the parent of GECC’s manager Great Elm Capital Management, Inc. (the “New Manager”), is expected to be significantly aligned with all GECC stockholders through Great Elm’s approximately 15% ownership of GECC shares and the MAST Funds’ ownership of approximately 46% of the GECC shares Please refer to the endnotes on slide 30.

7 The Structure FULL Public Stockholders Great Elm Capital Group, Inc., the Parent, contributed $30 million in cash upon signing of transaction 39% of shares The MAST Funds contributed a portfolio of approximately $90 million of debt instruments $0.24/share cash distribution Merger 15% of shares 46% of shares “BDC” © 2016 Great Elm Capital Corp.

8 Organizational Chart © 2016 Great Elm Capital Corp. Great Elm Capital Management, Inc. MAST team5 hired by Great Elm Capital Management, Inc., with allocated costs billed back to MAST Ownership Management Agreement Personnel Sharing MAST Funds 15%4 46%4 The pro forma BDC, GECC, is expected to benefit from the depth of experience of MAST’s investment and operations teams Great Elm’s ownership of 15% of GECC is expected to create a strong alignment of interest with public stockholders Please refer to the endnotes on slide 30. “BDC”

9 The Transaction – Summary of Principal Terms Consideration Full Circle stockholders will receive a number of shares of GECC common stock based on Full Circle’s relative NAV contribution, post payment of the special distribution (as described below) and transaction costs Pro Forma Ownership4 Existing Full Circle stockholders will own approximately 39% of the shares of the combined company The MAST Funds will own approximately 46% of the shares of the combined company Great Elm, parent of the New Manager, will own approximately 15% of the shares of the combined company Exchange Ratio Full Circle contributed $75 million (at 100% of NAV) based on an August 31, 2016 valuation less the special cash distribution and transaction costs GECC contributed $118.5 million based on August 31, 2016 valuation less transaction costs Special Distribution $5.4 million special cash distribution paid to holders of Full Circle common stock of record shortly after the merger becomes effective The special cash distribution will be approximately $0.24 per share, or 9.0% of the September 27, 2016 closing stock price Closing Targeted for November 3, 2016 Pro Forma Post-Merger Expected annual distribution yield of 9% of NAV to begin in January 2017 NAV in excess of $190 million2 Investable cash of over $55 million Outstanding senior notes of Full Circle will be assumed by GECC Listing GECC has applied for listing of its common stock on NASDAQ under the symbol “GECC” Investment Manager Before the closing, substantially all of the MAST investment and operational teams will join the New Manager and will continue to provide services to MAST’s private investment funds New investment management agreement with stockholder-friendly terms Please refer to the endnotes on slide 30. © 2016 Great Elm Capital Corp.

10 The Merger Timeline – Key Dates © 2016 Great Elm Capital Corp. For Full Circle stockholders, the following dates are essential to the successful closing of the proposed merger: Measurement Date: August 31, 2016 Vote By: October 31, 2016 Greater than 50% of all existing Full Circle stockholders (who were stockholders of record as of 9/15/2016) need to vote in FAVOR of the merger for the deal to close and for Full Circle stockholders to receive 100% NAV consideration (based on NAV as of 8/31/2016, less transactions costs and the special distribution) in GECC shares and the special cash distribution of an estimated $0.24 per share Special Meeting Date and Location: October 31, 2016 at 9:00 am Eastern Time Offices of Clifford Chance US LLP, 31 West 52nd Street, New York, NY 10019 Targeted Special Distribution Record Date: November 3, 2016 Targeted Merger Closing Date: November 3, 2016 Targeted Return to Regular Distributions by GECC: January 1, 2017

© 2016 Great Elm Capital Corp. 11 Alignment of Interest

12 Alignment of Interest © 2016 Great Elm Capital Corp. Combined ownership of 61% of GECC’s shares Stockholder-friendly investment management agreement $15 million stock buyback program Voting agreement on key corporate governance matters

13 Alignment of Interest © 2016 Great Elm Capital Corp. Post the closing of the merger, the MAST Funds and Great Elm together will own approximately 61% of the shares of GECC, which we believe will create a strong alignment of interest between GECC stockholders and the New Manager Additionally, Great Elm has agreed not to sell any of its 15% stake for one year from the issue date; thereafter, Great Elm will be subject to volume limitations under Rule 144 For so long as Great Elm and funds managed by MAST own at least 35% of the shares of GECC, they have agreed to vote in the same proportion as other stockholders on the following items: Amendments to the new investment management agreement Amendments to GECC’s certificate of incorporation Selling shares below NAV GECC’s Board of Directors intends to commit to a $15 million 10b5-1 stock buyback program (subject to GECC’s liquidity, credit facility and other considerations) to take effect as of the merger closing if GECC shares trade below 90% of NAV While stock buybacks reduce the manager’s fees, we expect that Great Elm’s and MAST’s long-term interests as stockholders will significantly influence the capital allocation decisions in favor of a strong GECC share price rather than the New Manager’s short term interest in higher fees GECC and the New Manager have agreed to a stockholder-friendly fee structure We believe this should result in increased institutional investor interest in the shares and allow for better support of the distribution going forward

14 Stockholder-Friendly Structure © 2016 Great Elm Capital Corp. Legacy New Management Fee 1.75% of average gross assets 1.50% of average gross assets, excluding cash Income Incentive Fee 20.0% subject to a 7.0% hurdle, a full catch-up provision up to 8.75%, and 20.0% of returns thereafter 20.0% subject to a 7.0% hurdle, a full catch-up provision up to 8.75%, and 20.0% of returns thereafter6 Capital Gains Incentive Fee 20.0% of cumulative realized capital gains, net of cumulative realized losses and unrealized capital depreciation, less prior Capital Gains Incentive Fee payments 20.0% of cumulative realized capital gains, net of cumulative realized losses and unrealized capital depreciation, less prior Capital Gains Incentive Fee payments Total Return Test None Income Incentive Fee will be deferred unless GECC achieves a 7.0% total return on net assets on a rolling three year basis7 In addition to the share buyback program, GECC and the New Manager have agreed to an investment management agreement with the goal of creating a more stockholder-friendly structure for GECC’s shareholders Please refer to the endnotes on slide 30.

© 2016 Great Elm Capital Corp. 15 About MAST Capital Management, LLC

16 About MAST Capital Management, LLC © 2016 Great Elm Capital Corp. $900 million Assets under management as of August 31, 2016 9 Nine investment professionals with over 100 years of cumulative experience $17 billion Cumulative investments in credit over 14+ years

17 About MAST Capital Management, LLC © 2016 Great Elm Capital Corp. Founded in 2002, MAST Capital Management, LLC is a Boston-based, SEC registered investment adviser that focuses on investing in and originating leveraged middle-market credit opportunities The MAST team has more than 100 years of investment experience in aggregate and has deployed in excess of $17 billion in credit investments during its 14+ year history These investments span over 550 issuers and more than 20 geographies across performing, stressed and distressed credit opportunities MAST has also structured 24 custom financing transactions and has been actively involved in more than 15 in-court and out-of-court restructurings Across the MAST platform, the team manages approximately $900 million in AUM8, allowing for enhanced access to deal flow The MAST team has historically focused on middle-market companies with enterprise values below $1 billion and issues sizes below $500 million Please refer to the endnotes on slide 30.

18 About MAST Capital Management, LLC © 2016 Great Elm Capital Corp. The following are the key tenets of MAST’s investment philosophy: Preserve capital Identify the margin of safety Concentrate in the team’s best ideas Invest with an edge by seeking opportunities where the team’s view is differentiated from the market’s MAST executes on this investment philosophy by applying the key principals of value investing to leveraged capital structures, utilizing its seasoned, sector-focused research team to underwrite new investments. This process is steeped in in-depth, fundamental research coupled with significant in-house legal expertise

© 2016 Great Elm Capital Corp. 19 About the Go-Forward Investment Strategy

20 The Go-Forward Investment Strategy © 2016 Great Elm Capital Corp. Capitalize on secondary market disruption Focus on downside protection Bespoke originations by seasoned creditors Industry focused analysts Concentration in best ideas

21 Experience-Driven Middle-Market Investing Strategy © 2016 Great Elm Capital Corp. Great Elm Capital Management intends to manage the combined BDC – GECC - in a differentiated manner going forward With MAST’s depth of experience in middle-market investing, GECC intends to pursue a differentiated BDC strategy with a greater focus on investing in secondary market opportunities, which the team believes will result in the potential for capital appreciation in addition to the interest income on the debt instruments MAST believes that the current environment is compelling for implementing this strategy, given the number of attractive middle market credit opportunities that are trading at discounts to par, despite the strength of their underlying business fundamentals and / or underlying asset values The MAST team intends to focus the portfolio by investing in its best ideas in a concentrated fashion, while maintaining adequate diversification for RIC purposes, and applying a prudent amount of leverage to the portfolio

© 2016 Great Elm Capital Corp. 22 About Avanti Communications Group plc

23 About Avanti Communications Group plc © 2016 Great Elm Capital Corp. Post the closing of the merger, the largest position in GECC’s initial portfolio will be Avanti Communications Group plc. A brief overview of Avanti as follows: Avanti Communications Group plc (“Avanti”) is the leading provider of satellite-enabled data communications services in Europe, the Middle East and Africa. The company’s satellites utilize Ka-band frequencies, enabling higher speed and volume at lower cost Avanti sells managed service wholesale to the following four markets: enterprise, government, carriers and consumer broadband Avanti currently has three operational satellites (Hylas 1, Hylas 2 and Artemis), one independent payload (Hylas 2B, which was obtained through an industry transaction) and two additional satellites under construction (Hylas 3 and Hylas 4), which are scheduled to be launched in 2017 Avanti has invested more than $1.2 billion in its network, which includes satellites, ground stations, datacenters and fiber When Hylas 3 and 4 are launched, Avanti will cover an end market of 1.7 billion people, enabling them to serve a quarter of the world’s population Avanti’s most compelling growth market and driver of residual value are its orbital slots and spectrum covering sub-Saharan Africa Avanti is traded on the AIM under the symbol AVN.LN

24 About Avanti Communications Group plc (cont.) © 2016 Great Elm Capital Corp. MAST is currently the largest holder of Avanti’s senior secured notes, a $645 million issue with a 10% coupon that matures in October of 2019. MAST has been invested in the Avanti notes since the company’s original issuance in October of 2013 While the notes continue to trade at a discount to par, MAST believes the value of the underlying collateral more than adequately supports the notes. The collateral package that secures the notes includes: Three satellites in orbit plus the Hylas 2B payload and two additional satellites under construction Ground equipment Orbital slots and spectrum

25 About Avanti Communications Group plc (cont.) © 2016 Great Elm Capital Corp. In conducting due diligence on this potential investment, MAST leveraged its experience and relationships from investing in spectrum assets, the satellite services industry, and, more broadly, the technology, media and telecom space MAST also engaged an industry-leading consultant in 2015 to value Avanti’s collateral in a liquidation-scenario, which the consultant determined to be in excess of $1 billion The company announced in the summer of 2016 that it was undergoing a strategic review, which could include a sale of the company. An M&A transaction during the current non-call period for the notes could result in the notes trading north of par, which could mean significant upside potential from the current quoted levels While the business continues to grow its top-line year over year, we believe that it is the downside protection from the value of the underlying collateral that gives GECC the most comfort in holding such an outsized position You should be aware that Avanti announced on July 7, 2016 that under certain circumstances it may not have access to sufficient liquidity to meet its funding requirements through the second quarter of 2017. Please see the Q&A included in the supplement, dated September 30, 2016, to the proxy statement –prospectus for more information. You should be aware that the exchange ratio used to determine the merger consideration only reflects the respective net asset values of Full Circle and GECC as of the measurement date (August 31, 2016). As a result, the exchange ratio will not reflect any changes in the fair value of the assets comprising GECC's initial portfolio, including with respect to Avanti, subsequent to that measurement date.

© 2016 Great Elm Capital Corp. 26 Benefits of the Merger

27 Net Assets More Than Double © 2016 Great Elm Capital Corp. (1)(2) Operating Expenses Spread Across Larger Asset Base Increased Borrowing Base, Allowing for Better Return on Equity Expanded Portfolio, Potentially Providing Better Distribution Support Ability to Invest in Bigger Opportunities + = ($ in millions) One of the challenges for Full Circle and other small BDCs has been the “sub-scale” size. Pro forma for the merger with GECC, the net assets of the combined company will more than double, which should result in an increase in deal flow, a decrease in operating expenses (on a per share basis) and a larger portfolio to support the distribution going forward $75 $118.5 $190+ Full Circle Contributed Assets Great Elm Capital Corp. (1)(2)

28 Benefits of the Merger for Full Circle Stockholders © 2016 Great Elm Capital Corp. In summary, why should you support the merger proposal? The proposed merger values Full Circle shares at 100% of NAV and is expected to provide: Enhanced scale with net assets more than doubling post merger, which should support the regular distribution going forward An experienced MAST team across investments and operations with expertise in middle-market credit investing Access to enhanced deal flow due to the larger MAST platform Stockholder-friendly fee structure Significant alignment of interest between the New Manager and stockholders Differentiated investment strategy with both interest income and total return potential

29 Next Steps © 2016 Great Elm Capital Corp. Essential dates to the successful closing of the proposed merger: Vote By: October 31, 2016 Greater than 50% of all existing Full Circle stockholders (who were stockholders of record as of 9/15/2016) need to vote in FAVOR of the merger for the deal to close and for Full Circle stockholders to receive 100% NAV consideration (based on NAV as of 8/31/2016, less transactions costs and the special distribution) in GECC shares and the special cash distribution of an estimated $0.24 per share Special Meeting Date and Location: October 31, 2016 at 9:00 am Eastern Time Offices of Clifford Chance US LLP, 31 West 52nd Street, New York, NY 10019 Thank you for your time and for your consideration of this important proposal.

30 © 2016 Great Elm Capital Corp. Historical and NAV figures dated as of August 31, 2016 as reported by Full Circle Capital Corporation. The contributed assets from the funds managed by MAST are based upon their fair values as of August 31, 2016. Estimated, after special cash distribution and transaction costs. Pro Forma based upon the actual assets as of August 31, 2016. Figures subject to change based upon any changes in the underlying assets of Full Circle and Contributed Assets from such date to closing, including due to any repayments, prepayments, new investments, etc. Ownership figures based upon August 31, 2016 Full Circle NAV and Contributed Assets. Substantially all of the employees of MAST will join Great Elm Capital Management, Inc. and will continue to provide services to MAST’s private investment funds. Any Incentive Fees earned on accrued but unpaid income (e.g., accretion of discount) shall be deferred and only payable to the New Manager upon receipt of cash by GECC related to such security. Measurement period begins at closing and does not include pre-merger Full Circle returns As of August 31, 2016. Endnotes: